UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

PROSENSA HOLDING N.V.

(Name of Subject Company)

BIOMARIN FALCONS B.V. and BIOMARIN GIANTS B.V.

(Name of Filing Persons (Offeror))

BIOMARIN PHARMACEUTICAL INC.

(Name of Filing Persons (Parent of Offeror))

ORDINARY SHARES, €0.01 NOMINAL VALUE PER SHARE

(Title of Class of Securities)

N71546100

(CUSIP Number of Class of Securities)

G. Eric Davis, Esq.

Senior Vice President, General Counsel and Secretary

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Telephone: (415) 506-6700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Kevin B. Espinola, Esq.

Jones Day

3161 Michelson Drive, Suite 800

Irvine, California 92612

Telephone: (949) 851-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$845,601,615.65	$98,258.91

*	Calculated solely for purposes of determining the filing fee. The transaction valuation was calculated by multiplying (1) the offer price of the sum of (a) $17.75 per share of ordinary stock of Prosensa Holding B.V., €0.01 nominal value per share, (“Shares”) and (b) the maximum aggregate contingent cash consideration payment of $4.14 per Share, by (2) 38,629,585, which is the sum of (i) 36,141,379 Shares outstanding as of December 10, 2014 (including 204,750 restricted Shares), and (ii) 2,488,206 Shares issuable pursuant to outstanding options as of December 10, 2014, in each case, as advised by Prosensa Holding B.V.

**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the Transaction Valuation by 0.0001162.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V. (together, “Purchaser”) each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly-owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation (“Parent”), for all of the outstanding ordinary shares, nominal value €0.01 per share (“Shares”), of Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (“Prosensa”) at a purchase price of $17.75 per Share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive cash payments of up to $4.14 per Share in the aggregate upon the achievement of certain product approval milestones (the Cash Consideration, together with one CVR, the “Offer Price”), in each case, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 12, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) (the Letter of Transmittal, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitutes the “Offer”).

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

Prosensa Holding N.V.

J.H. Oortweg 21

2333 CH Leiden

The Netherlands

+31 (0)71 33 22 100

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. Prosensa has advised Parent and Purchaser that, on December 10, 2014, (i) 36,141,379 Shares were issued and outstanding, including 204,750 restricted Shares (“Restricted Shares”), and (ii) 2,488,206 Shares were issuable pursuant to outstanding and unexercised options granted under an equity compensation plan of Prosensa whether vested or unvested (“Options”).

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER — Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Prosensa”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Prosensa”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Prosensa”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

(b) Conditions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 15 (“Certain Conditions of the Offer”)

Item 8.	Interest to Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER — Section 8 (“Certain Information Concerning Parent and Purchaser”) and Schedule I attached thereto.

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Prosensa”)

(b) Securities Transactions.

SUMMARY TERM SHEET

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 18 (“Fees and Expenses”)

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a) Financial Information. Not Applicable.

(b) Pro Forma Information. Not Applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER — Section 10 (“Background of the Offer; Past Contacts or Negotiations with Prosensa”)

THE TENDER OFFER — Section 11 (“The Purchase Agreement; Other Agreements”)

THE TENDER OFFER — Section 12 (“Purpose of the Offer; Plans for Prosensa”)

THE TENDER OFFER — Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER — Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 12, 2014.

(a)(5)(A)	Joint Press Release issued by BioMarin Pharmaceutical Inc. Prosensa Holding N.V. on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(B)	Slide Presentation, dated November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(C)	Transcript of Investor Conference held by BioMarin Pharmaceutical Inc. on November 24, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(D)	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to BioMarin Pharmaceutical, Inc. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(E)	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to Prosensa Holding N.V. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(a)(5)(F)	Slide Presentation, dated December 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 1, 2014).

(a)(5)(G)	Slides Presented at Investor Conference, dated December 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 10, 2014).

(d)(1)	Purchase Agreement, dated as of November 23, 2014, among BioMarin Falcons B.V., BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(4)	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(5)	Mutual Non-Disclosure Agreement, dated July 31, 2014, between BioMarin Pharmaceutical Inc. and Prosensa Holding N.V.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2014

BioMarin Falcons B.V.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Managing Director

By:	/s/ Robert Baffi
Name: Robert Baffi
Title: Managing Director

BioMarin Giants B.V.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Managing Director

By:	/s/ Robert Baffi
Name: Robert Baffi
Title: Managing Director

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
Name: G. Eric Davis
Title: Senior Vice President, General Counsel & Secretary

Exhibit Index

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 12, 2014.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the New York Times on December 12, 2014.

(a)(5)(A)	Joint Press Release issued by BioMarin Pharmaceutical Inc. Prosensa Holding N.V. on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(B)	Slide Presentation, dated November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(C)	Transcript of Investor Conference held by BioMarin Pharmaceutical Inc. on November 24, 2014 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(D)	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to BioMarin Pharmaceutical, Inc. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 24, 2014).

(a)(5)(E)	Email Communication from BioMarin Pharmaceutical Inc.’s Chief Executive Officer to Prosensa Holding N.V. Employees on November 24, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(a)(5)(F)	Slide Presentation, dated December 1, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 1, 2014).

(a)(5)(G)	Slides Presented at Investor Conference, dated December 10, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on December 10, 2014).

(d)(1)	Purchase Agreement, dated as of November 23, 2014, among BioMarin Falcons B.V., BioMarin Pharmaceutical Inc. and Prosensa Holding N.V. (incorporated by reference to Exhibit 2.01 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(3)	Form of Tender and Support Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(4)	Convertible Promissory Note, dated as of November 26, 2014, between Prosensa Holding N.V. and BioMarin Falcons B.V. (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by BioMarin Pharmaceutical Inc. with the Securities and Exchange Commission on November 26, 2014).

(d)(5)	Mutual Non-Disclosure Agreement, dated July 31, 2014, between BioMarin Pharmaceutical Inc. and Prosensa Holding N.V.

(g)	Not applicable.

(h)	Not applicable.